082-04518

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2006 NOV 22 P 12:27

20 November 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

06018706

SUPPL

Dear Sir / Madam

Centrica plc
Centrica Plugs into 400 Megawatts of Dutch Power

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 28 2006
THOMSON
FINANCIAL

For and on behalf of
Centrica plc

11/22

Enc.

CENTRICA PLUGS INTO 400 MEGAWATTS OF DUTCH POWER

Centrica plc today announced that it has signed an agreement giving it the rights to the entire output of a planned 400 megawatt power station to be built by InterGen in the Netherlands. The tolling arrangement will run for 15 years with an option to extend for a further five.

InterGen is intending to build, own and operate the proposed gas-fired plant, "Rijnmond 2" near Rotterdam, on the same site as its existing 800 MW gas fired plant "Rijnmond 1".

InterGen has gone out to tender on an engineering, procurement and construction contract which is scheduled to complete by September 2009 with first output expected in 2009 -10.

Under the contract signed by Centrica and InterGen, once construction is complete, Centrica would supply the gas required to fuel the plant and would have the rights to the entire output.

In the Netherlands Centrica already owns Oxxio, a gas and electricity supplier with approximately 640,000 customers. The Rijnmond 2 plant would be a valuable addition to this business; its power output would be equivalent to approximately 80 per cent of Oxxio's current peak electricity demand.

Centrica views the Netherlands as a key market, given its proximity to the UK, which is being liberalised more quickly than elsewhere in Continental Europe.

Jake Ulrich, Centrica's managing director of Europe, said:

"Rijnmond 2 will be a highly efficient and low cost generation asset to complement our Oxxio business.

"This deal strengthens our business partnership with InterGen and builds on our current tolling agreement with their 860MW capacity power station at Spalding in the UK."

Inquiries:

Mike Dennehy, Centrica media relations, 01753 494 086
Kieran McKinney, Centrica investor relations, 01753 494 900

Notes to editors:

1. Centrica has lower CO2 emissions per sale than its main competitors and is the largest supplier of green electricity to UK customers through its British Gas brand. It also has the lowest emitting fleet of power stations of any major energy supplier and is developing the UK's newest and most efficient gas fired power station at Langage in Devon. Our renewable investment of around £750m and a project which could see the lowest emitting fossil fuelled power station ever seen in the UK will continue to help reduce Centrica's carbon footprint.

2. Centrica owns British Gas, the UK's biggest household gas and electricity supplier with approximately 16.6 million customer accounts as at end June 2006.

3. Centrica already has a 17 year tolling agreement with InterGen in the UK, giving it the rights to the 860MW capacity at Intergen's gas-fired power station at Spalding, Lincolnshire.

4. InterGen is a joint venture between Ontario Teachers' Pension Plan and AIG Highstar Capital II.

5. The Netherlands is the fourth biggest gas market in Western Europe with annual consumption of approximately 50 billion cubic metres (bcm). It is at the centre of European gas flows and plays a key role in the transportation of gas to the UK.

